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                           GIBRALTAR INDUSTRIES, INC.
                              3356 LAKE SHORE ROAD
                                  P.O. BOX 2028
                                BUFFALO, NY 14219


August 8, 2006

BY EDGAR AND BY FAX


Securities and Exchange Commission
Station Place
100 F Street, NE
Washington, DC  20549


Attention: Assistant Director
           Division of Corporation Finance


Re: Gibraltar Industries, Inc.            Gibraltar Strip Steel, Inc.
    Air Vent Inc.                         GSCNY Corp.
    Alabama Metal Industries Corporation  Gibraltar of Michigan, Inc.
    Appleton Supply Company, Inc.         Gibraltar of Indiana, Inc.
    3073819 Nova Scotia Company           HT Liquidating Corp.
    Former Leasing Liquidating, LLC       International Grating, Inc.
    Former Heat Treat Liquidating, Corp.  K&W Metal Fabricators, LLC
    BC Liquidating Corp.                  Gibraltar of Pennsylvania, Inc.
    Gibraltar of Nevada, Inc.             SCM Metal Products, Inc.
    Cleveland Pickling, Inc.              Sea Safe, Inc.
    Construction Metals, LLC              Solar Group, Inc.
    Diamond Perforated Metals, Inc.       Solar of Michigan, Inc.
    Gator Grate, Inc.                     Southeastern Metals Manufacturing Inc.
    Gibraltar International, Inc.         United Steel Products Company, Inc.
    Gibraltar Steel Corporation of        WM. R. Hubbell Steel Corporation
      New York

    Registration Statement on Form S-4
    Registration No. 333-135908
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Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), the undersigned Registrant and Co-Registrants hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (the "Registration Statement") to 5:00 p.m., Eastern time, on August 8, 2006 or as soon thereafter as practicable.

We acknowledge that should the Securities and Exchange Commission (the "Commission") or the staff acting by delegated authority declare the Registration Statement effective, (i) it does not foreclose the Commission from taking any action on the Registration Statement, and (ii) it does
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not relieve us from our full responsibility for the adequacy and accuracy of the
Registration Statement's disclosure.

We further acknowledge that we may not assert the Commission's or staff's comments and the declaration of the Registration Statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

We confirm our awareness of our statutory responsibilities under the Act and the Securities Exchange Act of 1934, as amended.

Please notify Michael E. Storck, Esq. of Lippes Mathias Wexler Friedman LLP, counsel to the Registrant and Co-Registrants, at (716) 853-5100, as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request or if you require additional information.


Very truly yours,


GIBRALTAR INDUSTRIES, INC.,
   and each of the co-registrants listed above


By: /S/ David W. Kay
    -----------------------------------------
    Name: David W. Kay
    Title:  Executive Vice President, Chief
            Financial Officer and Treasurer